April 17, 2009

Via U.S. Mail and facsimile at (212) 688-1158

Andrew N. Langham, Esq.
Law Department
Icahn Enterprises L.P. and Affiliated Companies
767 Fifth Avenue – 47th Floor
New York, New York 10153

**Re: Biogen Idec Inc. ("Biogen" or "the Company")
        Preliminary Proxy Statement on Schedule 14A filed April 10, 2009
        Filed by Carl C. Icahn et al.
        Additional Soliciting Materials filed February 6, 2009 by Carl C. Icahn et al.
        File No. 000-19311**

Dear Mr. Langham:

        We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Revise the proxy statement and form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

2. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

3. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

4. Please fill in the blanks in the proxy statement, including those relating to your voting recommendations for proposals four and five. In this respect, we note in the paragraph under the heading "Other Matters to Be Considered at the Annual Meeting" your apparent decision to recommend a vote for proposal four and *against* proposal five. If this is in fact your voting recommendation for proposal five, please explain in your revised materials the apparent contradiction of recommending a vote against one of the reasons you cite in favor of the approval of proposal three.

5. Please number the pages of your proxy statement.

6. We note your disclosure that a security holder may change their vote by re-voting by telephone or by Internet or by submitting a gold proxy card with a later date. Revise to clarify that a later-dated proxy card submitted to the Company would also revoke a prior proxy granted to the Icahn Parties.

Letter to Biogen Stockholders

7. Please provide support for your disclosure that a potential decision by the company's board to expand its size "could constitute a breach of fiduciary duty under applicable law."

8. With respect to proposal three, please tell us why you state that you will "seek to propose" the resolution. Are you uncertain as to your ability to present the proposal?

9. Please advise why only the director nominees as opposed to all Participants are urging stockholders to vote in favor of each of the proposals.

Proposal 1 – Election of Directors

10. Disclose from what month and year Dr. Sidransky has served in his current position as Director of the Head and Neck Cancer Research Division at Johns Hopkins University School of Medicine.

Proposal 2 – Icahn Bylaw Amendments

11. Revise your disclosure to include a discussion of both the positive and negative potential effects on existing security holders of the company.

Proposal 3 – North Dakota Reincorporation Resolution

12. In the interest of balanced disclosure, please revise your discussion to include a description of the potential negative effects or disadvantages of North Dakota reincorporation on the Company and existing security holders.

Cost and Method of Solicitation

13. We note that you intend to solicit proxies via mail, courier services, Internet, advertising, telephone or telecopier or in person. Please tell us whether you plan to solicit proxies via internet chat rooms, and if so, tell us which websites you plan to utilize.

14. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

15. Please revise to fill in the blanks regarding the total fee for DF King, the approximate number of persons DF King will employ to solicit proxies, the expenses incurred to date and total expenditure.

Annex A: Beneficial Ownership of Securities of Biogen

16. We note your disclosure regarding the purchase by Icahn parties within the past two years of American and European call options. Please expand your disclosure to provide a brief explanation of the differences between American and European style call options.

Proxy

17. We note that if any of the nominees should decline or be unable to serve as director, the shares represented by your proxy card will be voted for the election of such other persons as any of the Icahn Parties designates. Please revise to address whether any applicable advance notice provisions affect your ability to designate alternate nominees. Please note that we consider the existence of alternate nominees to be material to a security holder's voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Soliciting Material Pursuant to Rule 14a-12

18. We note that the soliciting material filed on February 6, 2009 identified fewer participants than those who appear on the cover page of the Schedule 14A. Please ensure that all future soliciting materials identify all parties.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

▪ the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and
Acquisitions